DISTRIBUTION AND LICENSE AGREEMENT

THIRD AMENDING AGREEMENT

THIS THIRD AMENDING AGREEMENT (the "**Agreement**") is effective as of October 13, 2010 (the "**Effective Date**") by and between Labopharm Inc., a company incorporated under the *Companies Act* (Quebec), having its registered office at 480 Armand-Frappier Blvd., Laval, Quebec H7V 4B4 ("**Labopharm**") and Paladin Labs Inc., a corporation incorporated under the laws of Canada, having its registered office at 6111 Royalmount, Suite 102, Montreal, Quebec H4P 2T4, Canada ("**Paladin**").

WITNESSETH:

WHEREAS the Parties have entered into that certain Distribution and License Agreement effective the 11th day of July, 2007, as amended by the First Amending Agreement made as of January 28, 2008 and by the Second Amending Agreement made as of September 30, 2008 (the "**Original Agreement**"), whereby Labopharm appointed Paladin to act as exclusive distributor of the Licensed Product in the Territory;

WHEREAS, the Parties hereby agree that the First Amending Agreement is hereby terminated and all of its terms and conditions are hereby deemed null and void;

WHEREAS, the Parties desire to further amend the Original Agreement with this Agreement;

WHEREAS the Parties further agree that concurrently with the execution of this Agreement, the Parties (or in the case of Labopharm, either itself, or its Affiliate, Labopharm Europe Limited) have entered into Distribution and Supply Agreements for the commercialization of Labopharm's twice daily oxy-APAP combination product in Canada and in Sub-Saharan Africa, as well as Labopharm's twice daily tramadol-APAP combination product in Sub-Saharan Africa.

NOW THEREFORE, in consideration of the foregoing premises, the parties agree as follows:

1. DEFINITIONS

1.1 All defined terms used in this Agreement shall, unless the context otherwise indicates, have the meanings ascribed thereto in the Original Agreement.

1.2 The preamble hereto shall form part hereof as if herein recited at length.

2. <u>AMENDMENTS</u>

2.1 New Sections 16.2 and 16.3 are added to the Original Agreement and shall read as follows:

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to applicable rates and fees and other confidential commercial terms,

"16.2 Paladin shall have the Right of First Opportunity to exercise its option to become Labopharm's exclusive distribution partner in the Territory (subject to Labopharm's co-promote rights) and/or in Sub-Saharan Africa regarding any hydrocodone-apap combination product, which utilizes Labopharm's proprietary Intellitab™ technology, the whole as may from time to time be developed by Labopharm or its Affiliates and indicated for pain, (the "**New Product**"). Labopharm shall notify Paladin of any New Product (the "**New Product Notification**"). Paladin shall inform Labopharm of its intention within fifteen (15) Business Days of receipt of the New Product Notification, failing which it shall be deemed to be refused by Paladin. If the parties have not entered into a definitive agreement confirming the terms and conditions of the potential business transaction between the parties in relation to the distribution of the New Product within ninety (90) days of the date of the New Product Notification, which period may be extended by agreement between the parties (during which period Labopharm shall negotiate exclusively with Paladin in respect thereto), then Paladin's Right of First Opportunity shall be terminated and Labopharm shall be free to negotiate and reach an agreement with a third party for the distribution of the New Product on no less favorable financial terms than those contained in the last written offer made by Paladin to Labopharm.

16.3 Labopharm hereby acknowledges and agrees that, if Labopharm develops (i) a new version of the Licensed Product using Labopharm's proprietary Intellitab™ technology or (ii) new dosage strengths for the Licensed Product, including the 150 and 250 mg strengths, then this new version of the Licensed Product, or these new applicable dosage strengths, so developed by Labopharm shall be deemed Line Extensions for the purposes of Section 16 hereof. The parties acknowledge that no Line Extension Notification has yet been given in respect of same. Furthermore, the parties hereby agree that the potential business transactions between them concerning such Line Extensions shall contemplate that Paladin shall, together with Labopharm, be responsible for all costs relating to clinical, if any, and non-clinical studies, regulatory work and any other activity (ies) which are required for these Line Extensions to be commercialized and offered for sale in the Territory in accordance with a development plan to be agreed upon by the parties."

2.2 The following provisions are added to the Original Agreement as new Sections 8.10 and 8.11 and shall read as follows.

"8.10

REDACTED

8.10.1

REDACTED

8.10.2 REDACTED

8.10.3 REDACTED

(i) REDACTED

(ii)

REDACTED

(iii) REDACTED

8.10.4 REDACTED

(i) REDACTED

(ii) REDACTED

REDACTED

8.11

REDACTED

2.3 A new Section 8.3 is added to the Agreement and shall read as follows:

"8.3 i) On October 1, 2010 (the "**Advance Date**"), Paladin shall pay to Labopharm a cash advance of ten million Canadian dollars (CDN $10,000,000) bearing interest at a rate of sixteen percent (16%) per annum (the "**Advance**"), on the outstanding principal. Such interest shall accrue and be due semi-annually with the first interest accrual period ending on April 1, 2011 and every subsequent interest accrual period ending every six (6) months thereafter, except for the last interest accrual period which shall end on the Maturity Date (as defined below) or the Extended Maturity Date (as defined below), as the case may be (each an "**Interest Calculation Date**"). The interest shall be calculated based on the average daily balance outstanding on the Advance during the six (6) months preceding each Interest Calculation Date.

8.3 ii)

REDACTED

8.3 iii) The Advance will be reimbursed by way of a credit to be issued by Labopharm at each delivery date of Licensed Product (excluding physical samples),

REDACTED

The amount of the Credit will first be applied to reimburse any interest due on the Advance at the date of the issuance of the Credit, and any amount remaining will then be applied against the outstanding principal of the Advance, until the Advance and any accrued interest are paid in full, after which the Credit shall no longer apply to deliveries of the Licensed Product.

8.3 iv) The Advance will mature on May 1, 2012 (the "**Maturity Date**") and the Advance (including for greater certainty all accrued and unpaid interest thereon) shall be immediately due and payable in cash. Notwithstanding, upon a thirty (30) days prior written notice, Labopharm shall be entitled, at Labopharm's sole option, to extend the Maturity Date by an additional six (6) months (the "**Extended Maturity Date**") if, on the Maturity Date, it has

REDACTED

REDACTED

Labopharm agrees to include in its written notice to Paladin reasonable evidence that it meets the conditions listed above. The interest rate during the extension period will be sixteen percent (16%) per annum. Notwithstanding anything to the contrary, Labopharm shall be entitled to prepay any outstanding balance of the Advance at any time prior to the Maturity Date or the Extended Maturity Date, as the case may be, after which prepayment the Credit shall no longer apply to deliveries of the Licensed Product."

3. LEGAL EXPENSE REIMBURSEMENT

3.1 Upon execution of this Amendment, Labopharm agrees to reimburse Paladin for legal expenses incurred with respect to this Amendment and the license agreements referred to in the recitals hereto, up to a maximum of twenty-two thousand five hundred Canadian dollars (CDN $22,500).

4. NO IMPLIED AMENDMENT

4.1 Except as modified hereby, the Original Agreement shall continue in force and effect and nothing not expressly indicated in this Agreement shall be interpreted as amending any provisions of the Original Agreement.

5. GOVERNING LAW

5.1 This Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

6. COUNTERPARTS

6.1 This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

PALADIN LABS INC.		LABOPHARM INC.	
Per:	[signature]	Per:	[signature]
Name:	Mark Nawacki	Name:	James Howard-Tripp
Title:	VP, Business & Corporate Development	Title:	President and Chief Executive Officer
Date:	October 20, 2010	Date:	
		Per:	[signature]
		Name:	Mark D'Souza
		Title:	Senior Vice President and Chief Financial Officer
		Date:	

APPROVED BY LEGAL DEPT.
AS TO FORM

[signature]